January 29, 2025

Thomas S. Timko
Executive Vice President and Chief Financial Officer
Diebold Nixdorf, Incorporated
350 Orchard Avenue NE
North Canto, OH 44720

       Re: Diebold Nixdorf, Incorporated
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 8-K furnished on November 7, 2024
           Response dated October 18, 2024
           File No. 001-04879
Dear Thomas S. Timko:

        We have reviewed your October 18, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to our October 4, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 26

1. We note your responses to prior comments 1 and 2. In future filings, including earnings releases, please remove any presentations that combine predecessor and successor periods and any adjustments that reverse the effects of fresh-start accounting. Fresh-start financial statements prepared by entities emerging from bankruptcy are not comparable with those prepared before their reorganization plans were confirmed because they are, in effect, those of a new entity. Refer to ASC 852-
       10-45-26. In addition, it is not appropriate to present predecessor and successor periods on a combined basis as non-GAAP and exclude the effects of applying fresh-
       start accounting, as the resulting non-GAAP financial measures include individually tailored accounting principles. Refer to 100.04 of the Non-GAAP C&DIs. January 29, 2025
Page 2

Form 8-K furnished on November 7, 2024
Exhibit 99.1, page 14

2. We note your adjustment excluding the "Amortization of fair valued assets" from various non-GAAP measures. Please revise to remove this adjustment from future filings. Refer to Question 100.04 of the Non-GAAP C&DIs.
     Please contact Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Elizabeth Radigan